EXHIBIT 99.2

KREISLER MANUFACTURING CORPORATION

COMPENSATION COMMITTEE CHARTER

Purpose

The primary purpose of the Compensation Committee (the “Committee”) of the Board of Directors of Kreisler Manufacturing Corporation (the “Company”) is to (1) make compensation recommendations to the Board regarding the compensation of the Company’s chief executive officer (“CEO”) and other executive officers (as that term is defined in Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of the Company (“Officers”), (2) oversee all executive officer compensation programs, plans and policies, including those involving the issuance of the Company’s stock and other equity securities of the Company, as well as compensation programs for directors, and (3) prepare the Committee’s report in the Company’s annual proxy statement or annual report on Form 10-K filed with the SEC.

Committee Membership

The Committee shall consist of no fewer than two members. Each member of the Committee must (i) qualify as an independent director (“Independent Director”) under the listing standards of The NASDAQ Stock Market, Inc. (“NASDAQ”), subject to any exceptions contained in such listing standards; (ii) qualify as an “outside director”) under Section 162(m) of the Internal Revenue Code, as amended; and (iii) meet the requirements of a “non-employee director” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

The Committee shall report to the Board. The Board, upon recommendation of the Nominating and Corporate Governance Committee, shall appoint the members of the Committee. Committee members shall be elected by the Board at the annual organizational meeting of the Board; members shall serve for a term of one year or until their successors shall be duly elected and qualified. A Committee member may be removed by majority vote of the full Board at any time in its discretion, whereupon the resulting vacancy shall be filled by the Board upon recommendation of the Nominating and Corporate Governance Committee. A member shall promptly notify the Committee and the Board if the member is no longer an Independent Director and such member shall be removed from the Committee unless the Board determines that an exception to the Independent Director requirement is available under the NASDAQ rules with respect to such member’s continued membership on the Committee. The Committee’s Chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairperson by majority vote of the full Committee.

The Committee may, by resolution passed by a majority of the Committee, designate one or more subcommittees, each subcommittee to consist of one or more of the members of the Committee. The Committee may delegate such authority to a subcommittee as the Committee deems appropriate, consistent with applicable law and NASDAQ listing standards.

Meetings

The Committee shall meet as often as may be deemed necessary or appropriate but no fewer than two times annually. The Committee may ask members of management or others to attend meetings or to provide relevant information. The Committee shall report on its activities to the Board on a regular basis.

The Committee may meet in person, telephonically or act by unanimous consent. The Committee Chair, in consultation with Committee members, shall determine the schedule of committee meetings. The Committee Chair, who may consult with management or other Committee members, develops the agenda for meetings. When possible, materials should be distributed to Committee members prior to each Committee meeting.

Committee Responsibilities and Duties

The Committee shall have the following power, authority and direct responsibilities:

1.	The Committee shall annually review and make recommendations to the Board with respect to the annual compensation of the CEO and the other Officers, including salary, bonus, incentive and equity compensation. The CEO may not be present during the voting or deliberations of the Committee with respect to his or her own compensation.

2.	The Committee shall also review and recommend to the Board the following items with respect to the CEO and the Officers of the Company: (a) the form and substance of employment agreements, severance agreements, change in control provisions and any other compensatory agreements (including any modifications to such agreements), in each case as, when and if appropriate, and (b) any special or supplemental benefits, in each case subject to the terms of any existing applicable employment agreement terms.

3.	The Committee shall also review and recommend to the Board the cash incentives and deferred compensation plans for executive officers (including any modification to such plans) and oversee the performance objectives and funding for executive officer incentive plans.

4.	The Committee shall also review and recommend to the Board incentive compensation plans and equity-based plans (including any modification to such plans) and grants involving the use of Company’s stock and other equity securities.

5.	The Committee shall produce a Report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report on Form 10-K filed with the SEC.

6.	The Committee shall make regular reports to the Board.

7.	The Committee shall annually review and reassess the adequacy of this Charter and recommend to the Board for approval any proposed changes to this Charter.

8.	The Committee shall perform such other duties and responsibilities as may be assigned to the Committee from time to time by the Board, including without limitation:

a.	The implementation and administration of Company incentive and equity-based compensation plans to the extent permitted by such plans; and

b.	Review and make recommendations to the Board on (i) the competitiveness of the Company’s compensation and benefit plans for directors, officers and key employees, and the employee relation policies and procedures applicable to officers and key employees; and (ii) such other matters relating to the organization of the Company and the compensation of officers and key employees as the Committee may in its own discretion deem desirable.

Committee Authority

In discharging its responsibilities and duties, the Committee is empowered to investigate any matter brought to its attention that it determines to be within the scope of its authority with full access to all books, records, facilities and personnel of the Company. The Committee has the power to retain outside counsel or other consultants or experts as the Committee may deem appropriate in its sole discretion, and shall receive funding from the Company to engage such advisors, and have authority to approve related fees and retention terms.